HOMESTEAD FUNDS, INC.

4301 Wilson Boulevard

Arlington, VA 22203

November 13, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Homestead Funds, Inc. (the “Registrant”)
File Nos. 33-35788, 811-06136

Commissioners:

Enclosed for filing via the EDGAR system pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), is Post-Effective Amendment No. 57 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 56 to the Registration Statement under the Investment Company Act of 1940, as amended. The Registrant is filing the Amendment to replace a subadviser for one of its series, the International Value Fund; to change that fund’s name to the International Equity Fund; and to change its investment objective and investment strategy.

No fee is required in connection with this filing. Please call the undersigned at (703) 907-5953 if you have any questions or comments regarding this filing.

Very truly yours,

/s/ Kelly Whetstone, Esq.

Kelly Whetstone, Esq.

Secretary, Homestead Funds, Inc.

Attachment

cc:	Danielle C. Sieverling
Chief Compliance Officer